SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2005

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-112428

NEWS AMERICA SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

News America Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2005 and 2004

and for year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Savings Plan

We have audited the accompanying statements of net assets available for benefits of the News America Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 16, 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Vice President, Benefits,
News America Incorporated

Date: June 27, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

News America Savings Plan

As of December 31, 2005 and 2004

and for year ended December 31, 2005

with Report of Independent Registered Public Accounting Firm

News America Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$178,567,274	$154,431,857
Participant loans	3,134,937	2,976,175

Net assets available for benefits	$181,702,211	$157,408,032

See accompanying notes.

News America Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Dividends and interest income	$4,917,410
Contributions:
Participants	17,829,280
Employer	5,180,604

Total contributions	23,009,884

Asset transfers, net	531,236

Total additions	28,458,530
Deductions
Benefits paid to participants	8,771,506
Administrative fees	10,504

Total deductions	8,782,010
Net realized and unrealized appreciation in fair value of investments	4,617,659

Net increase	24,294,179
Net assets available for benefits:
Beginning of year	157,408,032

End of year	$181,702,211

See accompanying notes.

News America Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan (the “Plan”). Salaried employees were previously covered by the News America 401k Savings Plan. Salaried employees became eligible to participate in the newly created defined contribution plan, and their account balances, including loans, amounting to approximately $132 million, were transferred from the News America 401k Savings Plan. As of December 31, 2005, the Plan covered substantially all nonunion salary paid employees of News America Incorporated (the “Company”) and its affiliates. The Company is a wholly-owned subsidiary of News Corporation.

During 2004 News Corporation reincorporated in the United States (the “Reorganization”). Under the terms of the Reorganization, each News Corporation ADS was replaced by two shares of Class A (Non-Voting) or Class B (Voting) Common Stock of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (formerly UBS PaineWebber Incorporated) (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the News America 401k Savings Plan that were elected by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as “Trustees”) are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility

As of December 31, 2005, all employees age 21 or older paid on a salary basis are eligible for Plan participation on the first day of the month following 30 days of full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period.

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pre-tax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions up to the IRS maximum ($4,000 in 2005).

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2005 and 2004 were $333,056 and $598,443, respectively. The Company used 2004 forfeitures of $422,016 to offset 2005 employer contributions and 2003 forfeitures of $288,261 to offset 2004 employer contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2005, interest rates ranged from 5.0% to 9.5%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

News America Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	December 31
	2005	2004
Fidelity Growth Company	$20,092,093	$16,034,464
Oakmark Select I	9,451,561	8,560,819
PIMCO Total Return	13,724,329	11,290,173
Fidelity Equity Income	15,563,128	13,961,477
Fidelity Freedom 2010	21,482,287	19,904,165
Spartan US Equity Index	33,752,008	30,515,599
Fidelity Retirement Money Market	19,362,342	18,206,748

During 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the period) increased as follows:

Year ended December 31, 2005
UBS Self Directed Accounts	$924
BrokerageLink Self-Directed Accounts	(25,466)
Allianz Small Cap Value Fund	(63,110)
Fidelity Equity Income	9,105
Fidelity Freedom 2000	11,280
Fidelity Freedom 2010	643,423
Fidelity Freedom 2020	192,211
Fidelity Freedom 2030	137,987
Fidelity Freedom 2040	83,004
Fidelity Freedom Income	9,520
Fidelity Growth Company	2,353,769
MSI SM Co. Growth B	21,051
MSIFT Midcap Growth	969,664
News Corporation Stock Fund Class A (non-voting)	(758,654)
News Corporation Stock Fund Class B (voting)	(549,197)
Oakmark Select I	(135,108)
PIMCO Total Return	(213,941)
DWS International Fund S	892,046
Spartan US Equity Index	1,032,908
Templeton Growth Fund A	6,243

$4,617,659

News America Savings Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $134,267,652 as of December 31, 2005 and $121,843,079 as of December 31, 2004. Fees paid by the Plan Sponsor for the years ended December 31, 2005 and 2004 were not significant.

6. Differences Between Financial Statements and Form 5500

There are no differences between the financial statements and Form 5500 for the year ended December 31, 2005.

7. Subsequent Event

Effective August 4, 2005, STATS Inc, a participating employer in the plan became part of a joint venture and, therefore, ineligible to participate in this plan. Employees were treated as terminated on August 3, 2005 and became fully vested in their accounts in accordance with the plan document. Effective, February 1, 2006, account balances totaling approximately $3.5 million for those active on August 4, 2005 were transferred out of the plan to John Hancock, the new trustee and recordkeeper for STATS Inc.

Supplemental Schedule

EIN: #13-3249610

Plan: #006

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity Held Assets
* BrokerageLink	Various self-directed investments	$3,767,437
* Fidelity Freedom 2000	53,968.292 shares	658,953
* Fidelity Freedom 2010	1,528,988.370 shares	21,482,287
* Fidelity Freedom 2020	260,408.245 shares	3,830,605
* Fidelity Freedom 2030	149,385.042 shares	2,243,763
* Fidelity Freedom 2040	165,041.737 shares	1,457,319
* Fidelity Freedom Income	87,429.290 shares	994,071
* Fidelity Equity Income	294,867.897 shares	15,563,128
* Fidelity Growth Company	315,764.472 shares	20,092,093
* Fidelity Retirement Money Market	19,362,341.560 shares	19,362,342
Allianz Small Cap Value Fund	110,120.312 shares	3,184,679
MSI SM Co. Growth B	182,718.694 shares	2,249,267
MSIFT Midcap Growth	278,794.296 shares	6,757,974
* News Corporation Stock Fund Class A (non-voting)	333,263.666 shares	4,012,494
* News Corporation Stock Fund Class B (voting)	364,156.047 shares	3,852,771
Oakmark Select I	287,281.489 shares	9,451,561
PIMCO Total Return	1,307,078.984 shares	13,724,329
DWS International Fund S	156,474.980 shares	7,887,904
* Spartan US Equity Index	764,311.767 shares	33,752,008
Templeton Growth A	139,529.744 shares	3,200,812

Fidelity Held Total		177,525,797

*	Party-in-interest

EIN: #13-3249610

Plan: #006

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year) (continued)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
UBS Held Assets
* News Corp Inc Dela Cl A	4,080.00 shares	$63,444
RMA Money Market Portfolio	830,888.29 shares	830,888
UBS PW Ret Money Fund	2,382.79 shares	2,383
AIG Fixed American Classic V	5.0 Rate of Interest	144,762

UBS Held Total		1,041,477

Total Investments per Financial Statements		178,567,274
* Participant loans	Interest rates from 5.0% - 9.50%	3,134,937

Total Assets Held		$181,702,211

*	Party-in-interest

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP